Aslahan Enterprises Ltd.

Suite 123 - 2498 West 41st Avenue

Vancouver, BC

Canada V6M 2A7

Phone: (604) 551-6699

October 4, 2006

John D. Reynolds, Assistant Director

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Aslahan Enterprises Ltd.

Registration Statement on Form SB-2 Amendment No. 2

Filed August 18, 2006

File No. 333-133987

Dear Mr. Reynolds:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Aslahan Enterprises Ltd. directly at the numbers provided above.

Comment

1.   Please find the wording in the "Plan of Distribution" section revised to indicate that the shareholders of the offering are also underwriters.

2.   Please find updated financial statements included in this amended Form SB-2 filing.

3.   Please find an updated consent letter included in the amended Form SB-2 filing.

4.   Please find that all incorrect dates have been revised in the amended Form SB-2 filing.

Sincerely,

Tina Sangha

President